## CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2006, the Company's known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **Contractual obligations** | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** |
| Long-term debt obligations | $ -- | $ -- | $ -- | $ -- | $ -- |
| Purchase obligations | -- | -- | -- | -- | -- |
| Other long term obligations | 14,644 | 251 | 373 | 39 | 13,981 |
| Total contractual obligations | **$ 14,644** | **$ 251** | **$ 373** | **$ 39** | **$ 13,981** |